# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bloom Energy Corporation, CIK 0001664703
CUSIP: 093712107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4353 North First Street, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-095622
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,373,304; sole dispositive power 0; shared dispositive power 12,449,304; aggregate amount beneficially owned 12,449,304 (5.3% of the class)
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,531,897; sole dispositive power 0; shared dispositive power 11,531,897; aggregate amount beneficially owned 11,531,897 (4.9% of the class)
  Comment: As of September 30, 2025, D. E. Shaw & Co., L.L.C. ceased to be the beneficial owner of more than 5 percent of the class of securities. Accordingly, Item 5 has been checked in respect of D. E. Shaw & Co., L.L.C.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,373,304; sole dispositive power 0; shared dispositive power 12,449,304; aggregate amount beneficially owned 12,449,304 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Bloom Energy Corporation
Address of issuer's principal executive offices: 4353 North First Street, San Jose, CA 95134

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 12,449,304 shares
This is composed of (i) 5,781,198 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 631,400 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 5,107,099 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 929,607 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 11,531,897 shares
This is composed of (i) 5,781,198 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 631,400 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 5,107,099 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 12,200 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 12,449,304 shares
This is composed of (i) 5,781,198 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 631,400 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 5,107,099 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 929,607 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 12,373,304 shares and the shared power to dispose or direct the disposition of 12,449,304 shares, the 12,449,304 shares as described above constituting 5.3% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 12,449,304 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 5.3%
D. E. Shaw & Co., L.L.C.: 4.9%
David E. Shaw: 5.3%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 12,373,304 shares
D. E. Shaw & Co., L.L.C.: 11,531,897 shares
David E. Shaw: 12,373,304 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 12,449,304 shares
D. E. Shaw & Co., L.L.C.: 11,531,897 shares
David E. Shaw: 12,449,304 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated November 14, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (11/14/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (11/14/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (11/14/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.